WOODROCK SECURITIES, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total partners' capital qualified for net capital	$ 440,533
Total capital and allowable subordinated liabilities	440,533
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	6,919
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	433,614
Haircuts on securities	-
Net capital	$ 433,614
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 902
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 428,614
Ratio: Aggregate indebtedness to net capital	0.03 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015 Net capital, as reported in Company's Part II (unaudited) Focus Report)	$ 446,087
Audit Adjustments	(12,473)
Net Capital, as included in this report	$ 433,614